

July 23, 2010

Sina R. Hekmat, Esq.
Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022

Re: **Landwirtschaftliche Rentenbank ("Rentenbank")**
          Registration Statement under Schedule B
          Filed June 22, 2010
          File No. 333-167672

          Annual Report on Form 18-K
          Fiscal year ending December 31, 2009
          Filed May 17, 2010
          File No. 333-13710

Dear Sir:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where appropriate, please discuss any material impact the European sovereign debt crisis has had or is likely to have on Rentenbank's operations, including any measures Rentenbank has implemented or will implement to lessen the impact of the European sovereign debt crisis on its operations.

2. We note from press coverage that funding for the EU's Common Agricultural Policy (CAP) expires in 2013 and that post-2013 CAP policy is currently being formulated. If material, please discuss the impact of the current CAP regime on Rentenbank's operations and, if known, please discuss the potential impact of likely post-2013 changes to the CAP regime on Rentenbank's operations.

3. We note from press coverage that the European Union and Mercosur have resumed trade negotiations, and that several EU countries have expressed concern because of the negative effects resulting trade arrangements may have on the European economy, including the agricultural sector. Please discuss any material impact the resumption of these negotiations may have on Rentenbank's operations.

4. We note that the global financial crisis is referenced in the incorporated Form 18-K. Where material, please discuss the impact of the global financial crisis on Rentenbank's operations, including any measures Rentenbank has taken to lessen the impact of the global financial crisis on its operations.

5. Please discuss any material impact the weakening of the Euro since 2008 has had or may have on Rentenbank's operations.

Schedule B

Understanding with the European Commission, page 5

6. Please supplementally elaborate on the statement on page 5 that Rentenbank does not expect to be required to discontinue or separately incorporate any material portion of its business activities as a result of the understanding with the European Commission. In this regard, we note that according to Rentenbank's website some of Rentenbank's lending activity is directed towards "agribusiness" and "manufacturers of agricultural supplies."

Rank of Securities, page 7

7. Please briefly describe the exceptions under German law to the equal ranking of Rentenbank's indebtedness.

Jurisdiction, page 10

8. Under this heading you indicate that Corporation Service Company will be appointed as the authorized agent for service of process, while on the cover page you name the German American Chamber of Commerce as the agent for service of process. Please clarify.

Form 18-K

General

9. We note that you have provided certain statistical information for 2009 and 2008 in the Form 18-K that is incorporated by reference. Paragraph (5) of Schedule B requires certain statistical information "…for the latest fiscal year for which such information is available and the *two* preceding fiscal years, year by year" (emphasis added). Please reconcile or advise.

Risk Management and Derivatives, page 16

10. We note that Rentenbank uses derivatives almost exclusively for risk management (see page 16) and generally for hedging purposes only (see page 65). Please advise as to whether derivative instruments are used for speculative or profit-making purposes.

Total Assets and Business Volume, page 29

11. Please clarify the "limit reductions" cited to explain the recent decline in assets.

Consolidated cash flow statement, page 52

12. Please explain the reasons for the year-over-year change in cash flow from operating activities, as shown in the table on page 52. Alternatively, please include a cross-reference to a section of the Form 18-K that provides such an explanation.

Closing Comment

Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions about these comments to me at (202) 551-3450.

Sincerely,

Michael Coco
Senior International Counsel

Sent via facsimile:
Sina R. Hekmat, Esq.
Hogan Lovells US LLP
(212) 918-3100

Krystian Czerniecki, Esq.
Sullivan & Cromwell LLP
(011 49) 27 2524 0